Ossen Innovation Announces Listing Transfer to NASDAQ Capital Market

SHANGHAI, July 29, 2013 — Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the Company’s application to transfer the Company’s listing from the NASDAQ Global Market to the NASDAQ Capital Market has been approved.

Accordingly, the Company’s American Depositary Shares (the “ADS’s”) will begin trading on the NASDAQ Capital Market effective with the open of business on Tuesday, July 30, 2013. The transfer of the Company’s listing from the NASDAQ Global Market to the NASDAQ Capital Market is expected to have no impact on trading in the Company’s ADS’s, and the Company’s ADS’s will continue to trade under the symbol OSN.

The Company remains subject to a grace period through January 27, 2014, by which date the Company must evidence compliance with NASDAQ’s minimum bid price requirement of $1.00 per share. If the Company fails to regain compliance with the minimum bid price by January 27, 2014, NASDAQ will notify the Company of its determination to delist the Company's ADS’s, which decision may subsequently be appealed to a NASDAQ Listing Qualifications Panel.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86 (21) 6888-8886

Web: www.osseninnovation.com

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